Crestwood Equity Partners LP

811 Main Street, Suite 3400

Houston, Texas 77002

Via EDGAR

May 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3, as amended (File No. 333-255799), of Crestwood Equity Partners LP

Ladies and Gentleman:

On behalf of Crestwood Equity Partners LP and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended, be accelerated to 4:30 p.m. eastern time on May 17, 2021, or as soon thereafter as practicable.

Please call Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 with any questions regarding this matter.

Very truly yours, CRESTWOOD EQUITY PARTNERS LP

By:	Crestwood Equity GP LLC, its general partner

By:	/s/ Robert T. Halpin
Robert T. Halpin
Executive Vice President and Chief Financial Officer